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                           Turbodyne Management Report
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Carpinteria,  California  -  November  13,  2001  -  The management of Turbodyne
Technologies, Inc., consisting of its Acting Chief Executive Officer, Daniel Black, and three of its six directors, announced today that they will seek removal of directors Dieter and Lars Neujeffski and their associate, Albert
Wierz, for cause at a forthcoming meeting of stockholders. A date for the meeting was not announced but was expected to be in January 2002.

Turbodyne's management group said that cause for removal of the Neujeffski group existed on three grounds. The first alleged ground is that the Neujeffski group was elected to the Board on the basis of an unqualified representation that they would provide an immediate infusion of capital into the company of more than $2 million. In fact, the management group said, the Neujeffski group's aggregate contributions to the company since their election to the Board have amounted to $130,000 and no further contributions are in prospect.


Second, the management group said that a recent internal audit showed that the Neujeffski group had caused the issuance of 3,500,000 shares of the company's stock to themselves in July 2001 without paying the company for the shares. During July the Neujeffski group constituted the company's entire Board of Directors. Although the Neujeffski group assured newly appointed officers of the company in July that the shares to be issued had been paid for by previous remittances, the recent audit showed that this representation was untrue, the management group said. The shares at the time of issuance had a fair market value in excess of $1 million. The management group said the Neujeffski group used most of the 3,500,000 shares as security for a bank loan the proceeds of which were used for purposes unrelated to Turbodyne.


The management group said a third cause for removal of the Neujeffski group is the wrongful entry of the two Neujeffskis after working hours last week into the Frankfurt, Germany office of Turbodyne's European subsidiary and the removal of that company's business and accounting records. The management group said these actions may have been motivated by a desire to frustrate the internal audit relating to the nonpayment for shares issued to the Neujeffski group. The management group said they regarded the invasion of the Frankfurt office as a serious matter and have made a report of the incident to local police.


The three directors in the management group are Andrew Martyn-Smith and Eugene O'Hagan of Santa Barbara and Manfred Hanno Janssen of Dusseldorf, Germany. The group said they believed the dispute with the Neujeffski group would have no adverse effect on the company's research and development efforts or work on commercialization of the company's products at its Carpinteria, California headquarters.

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Turbodyne  is  a technology company whose TurbopacTM, DynachargerTM, TurboairTM, and TurboramTM technologies regulate and supplement the air supply in internal combustion engines, both gasoline and diesel powered, in order to improve the efficiency of combustion and thereby increase power and eliminate pollution. Turbodyne Technologies' headquarters is located in Carpinteria, California and its European office is in Frankfurt, Germany




This  release  contains  forward-looking statements as defined in Section 21E of
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the  Securities Exchange Act of 1934, including statements about future business
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operations,  financial  performance  and market conditions. Such forward-looking
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statements  involve  risks  and  uncertainties  inherent  in business forecasts.
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Contact:
Laura  Ricci  -  (805)  684-4551